FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

December 2, 2005

Cableuropa, S.A.U.

(Registrant’s name)

333-10976

(Commission file number)

Edificio Belagua, calle Basauri 7-9,

Urbanización La Florida

28023 Aravaca,

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):    N/A

NOTICE RELATING TO THE CHANGE OF

CONTROL OFFER WITH RESPECT TO

Euro-Denominated 14% Notes due 2011

ISINs XS0124459206, XS0129576376, XS0124458737

and

Dollar-Denominated 14% Notes due 2011

CUSIP No. 682735 AS 4

ISIN US682735AS47

of

ONO FINANCE PLC

December 2, 2005 – ONO Finance PLC (the “Company”) today announced that it has commenced a Change of Control Offer (the “Change of Control Offer”) beginning today relating to its outstanding Euro-Denominated 14% Notes due 2011 (the “Euro Notes”) and its outstanding Dollar-Denominated 14% Notes due 2011 (the “Dollar Notes” and, together with the Euro Notes, the “Notes”).

The Change of Control Offer is being conducted pursuant to Section 4.15 of the indentures (the “Indentures”) governing the Notes.  As more fully described below, the Repurchase Price (as defined below) for Notes tendered in connection with the Change of Control Offer will be 101% of the principal amount of any Notes tendered, plus accrued and unpaid interest thereon to the Change of Control Payment Date (as defined below).  HOWEVER, HOLDERS OF NOTES ARE ADVISED THAT, PURSUANT TO THE TERMS OF THE COMMERCIAL CREDIT FACILITY, INTO WHICH CABLEUROPA, S.A.U. (A GUARANTOR OF THE NOTES) (“CABLEUROPA”) ENTERED ON OCTOBER 27, 2005, THE COMPANY IS REQUIRED TO REDEEM ALL OUTSTANDING NOTES ON OR PRIOR TO DECEMBER 31, 2006.  THE TERMS OF THE NOTES PERMIT THEIR OPTIONAL REDEMPTION ON OR AFTER FEBRUARY 15, 2006, AND THE COMPANY PRESENTLY INTENDS TO REDEEM THE NOTES AT THE EARLIEST OPPORTUNITY.  PURSUANT TO THE TERMS OF THE NOTES, THE COMPANY WOULD BE REQUIRED TO REPURCHASE ANY SUCH NOTES AT A REPURCHASE PRICE OF 107% OF THE PRINCIPAL AMOUNT OF NOTES REPURCHASED (PLUS ACCRUED AND UNPAID

INTEREST THEREON) IF SUCH REDEMPTION OCCURRED BETWEEN FEBRUARY 15 AND DECEMBER 31, 2006.  THE REDEMPTION PRICE WOULD THEREFORE EXCEED THE REPURCHASE PRICE OFFERED IN CONNECTION WITH THIS CHANGE OF CONTROL OFFER.  WHILE THE COMPANY CURRENTLY INTENDS TO MAKE SUCH REDEMPTION, THERE CAN BE NO ASSURANCE THAT SUCH REDEMPTION WILL BE COMMENCED OR CONSUMMATED.  IN DECIDING WHETHER TO PARTICIPATE IN THIS CHANGE OF CONTROL OFFER, EACH HOLDER SHOULD CAREFULLY CONSIDER THIS FACT AS WELL AS THE ADDITIONAL FACTORS SET FORTH IN THE OFFER DOCUMENT (THE “OFFER DOCUMENT”) RELATING TO THE CHANGE OF CONTROL OFFER.

The following are pertinent facts relating to the Change of Control Offer; more detailed information is contained in the Offer Document, copies of which are available from the Tender Agents (as defined below):

•                  The Change of Control Offer is being made pursuant to Section 4.15 of the Indentures.  Notes tendered prior to the Expiration Date (as defined below) will be accepted for payment.

•                  Notes properly tendered in the Change of Control Offer will be repurchased at the repurchase price of 101% of the aggregate principal amount of Notes so redeemed, plus accrued and unpaid interest to the date of repurchase (the “Repurchase Price”).  The Company presently expects the date of repurchase to be January 31, 2006 (such date, the “Change of Control Payment Date”).

•                  Any Note (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date.

•                  Any Note not properly tendered in the Change of Control Offer will continue to accrue interest.

•                  A Change of Control (as defined in the Indentures) occurred on November 4, 2005, as a result of a change in the composition of the shareholders of Grupo Corporativo ONO, S.A. the parent company of

Cableuropa.  More details of the Change of Control are available in the Offer Document, which is available from the Tender Agents.

•                  In order to be eligible to participate in the Change of Control Offer and receive the Repurchase Price, holders desiring to tender their Notes must properly do so prior to the Expiration Date, following the procedures contained in the Offer Document.

The time by which holders of Notes must tender their Notes in order to receive the Repurchase Price is prior to 5:00 p.m. New York time, on January 26, 2006, unless extended (such time and date as the same may be extended, the “Expiration Date”).

The Change of Control Offer is being made solely pursuant to the Offer Document, which governs and more fully sets out the terms and conditions of the Change of Control Offer as well as additional information about how to tender Notes.  The Offer Document contains important information that should be read carefully before any decision is made with respect to the Change of Control Offer.

The Bank of New York and the Bank of New York (Luxembourg) S.A. are acting as tender agents (the “Tender Agents”) in connection with the Change of Control Offer.  Copies of the Offer Document may be obtained during normal business hours from the Tender Agents, The Bank of New York, One Canada Square, London E14 5AL, United Kingdom, Attention: Emma Wilkes, Telephone: +44 20 7964 7662, Facsimile: +44 20 7964 6399 or The Bank of New York (Luxembourg) S.A., Aérogolf Centre, 1A, Hoehenhof, L-1736 Senningersberg, Grand Duchy of Luxembourg, Attention: Emma Wilkes, Telephone: +44 20 7964 7662, Facsimile: +44 20 7964 6399.  Any services in connection with the Change of Control Offer can be obtained at the Tender Agent’s office in Luxembourg, where all information and documentation in connection with the Change of Control Offer will be made available free of charge.

This announcement does not constitute a recommendation regarding the Change of Control Offer.  Holders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt as to the contents of this document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent financial advisor authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorised independent advisor (if you are outside the United Kingdom).

If you have recently sold or otherwise transferred your entire holding(s) of Notes referred to below, you should immediately forward this document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

ONO FINANCE PLC

CHANGE OF CONTROL NOTICE AND CHANGE

OF CONTROL OFFER TO PURCHASE FOR CASH

IN RESPECT OF ALL OF ITS OUTSTANDING

Euro-Denominated 14% Notes due 2011

Dollar-Denominated 14% Notes due 2011

ONO FINANCE PLC, a public limited company duly organized and existing under the laws of England and Wales (the “Company”), hereby offers, upon the terms set forth in this Change of Control Offer to Purchase (the “Change of Control Offer”), to purchase for cash all of its euro-denominated 14% Notes due 2011 (the “Euro Notes”) and all of its dollar-denominated 14% Notes due 2011 (the “Dollar Notes” and, together with the Euro Notes, the “Notes”).

The Change of Control Offer is not subject to any conditions.

The Change of Control Offer is being made pursuant to the terms of the Indenture, dated as of February 9, 2001, by and among the Company, Cableuropa S.A.U. (the “Guarantor”) and The Bank of New York, as Trustee, with respect to the Euro Notes (the “Euro Notes Indenture”) and the Indenture, dated as of February 9, 2001, by and among the Company, the Guarantor and The Bank of New York, as Trustee, with respect to the Dollar Notes (the “Dollar Notes Indenture” and, together with the Euro Notes Indenture, the “Indentures”).  The Indentures provide that, following a Change of Control (as defined Section 1.01 of the Indentures), the Company is required to repurchase any and all Notes from each holder of Notes that properly exercises its right to require the Company to repurchase its Notes through the Expiration Date at the repurchase price of 101% of the aggregate amount of the holder’s Notes plus accrued and unpaid interest, if any.  A Change of Control occurred on November 4, 2005, as more fully described in “Background of the Change of Control Offer”.

The repurchase price for each €1,000 principal amount of Euro Notes tendered and accepted for payment pursuant to the Change of Control Offer shall be 101% of the principal amount thereof (plus accrued and unpaid interest thereon up to and including the Change of Control Payment Date (as defined below)) (such amount, the “Repurchase Price”).  The Repurchase Price for each $1,000 principal amount of Dollar Notes tendered and accepted for payment pursuant to the Change of Control Offer shall be 101% of the principal amount thereof (plus accrued and unpaid interest thereon up to and including the Change of Control Payment Date).  Subject to the terms hereof, Notes properly tendered (and not properly withdrawn) are expected to be accepted for repurchase by the Company on the third business day immediately following the Expiration Date (the “Change of Control Payment Date”).

HOLDERS OF NOTES ARE ADVISED THAT, PURSUANT TO THE TERMS OF COMMERCIAL CREDIT FACILITY (THE “NEW SENIOR CREDIT FACILITY”), DATED AS OF OCTOBER 27, 2005, THE COMPANY IS REQUIRED TO REDEEM ALL OUTSTANDING NOTES ON OR PRIOR TO DECEMBER 31, 2006.  THE TERMS OF THE NOTES PERMIT THEIR OPTIONAL REDEMPTION ON OR AFTER FEBRUARY 15, 2006, AND THE COMPANY PRESENTLY INTENDS TO REDEEM THE NOTES AT THE EARLIEST OPPORTUNITY.  PURSUANT TO THE TERMS OF THE NOTES, THE COMPANY WOULD BE REQUIRED TO REPURCHASE ANY SUCH NOTES AT A REDEMPTION PRICE OF 107% OF THE PRINCIPAL AMOUNT OF NOTES REPURCHASED (PLUS ACCRUED AND UNPAID INTEREST THEREON) IF SUCH REDEMPTION OCCURRED BETWEEN FEBRUARY 15 AND DECEMBER 31, 2006.  THE REDEMPTION PRICE WOULD THEREFORE EXCEED THE REPURCHASE PRICE OFFERED IN CONNECTION WITH THIS CHANGE OF CONTROL OFFER.  WHILE THE COMPANY CURRENTLY INTENDS TO MAKE SUCH REDEMPTION, THERE CAN BE NO ASSURANCE THAT SUCH REDEMPTION WILL BE COMMENCED OR CONSUMMATED.  IN DECIDING WHETHER TO PARTICIPATE IN THIS CHANGE OF CONTROL OFFER, EACH HOLDER SHOULD CAREFULLY CONSIDER THIS FACT, AS WELL AS THE ADDITIONAL FACTORS SET FORTH UNDER “CERTAIN SIGNIFICANT CONSIDERATIONS”, BEGINNING ON PAGE 5.

Security Description	CUSIP No.	ISIN	Outstanding Aggregate Principal Amount	Repurchase Price
		XS0124459206	€22,985,000
14% Notes due 2011	N/A	XS0129576376	€8,038,000	€1,010.00
		XS0124458737	€127,015,000
14% Notes due 2011	682735 AS 4	US682735AS47	$58,920,000	$1,010.00

Tendered Notes may be withdrawn at any time prior to the close of business on the Expiration Date.  Holders may elect to tender all or any portion of their Notes equal to €1,000 (with respect to Euro Notes) or $1,000 (with respect to Dollar Notes) or an integral multiple thereof.

The offer will expire at 5:00 p.m., New York City time, on January 26, 2006, unless extended (the “Expiration Date”).  The Change of Control Payment Date is presently expected to be three business days after the Expiration Date.

THIS OFFER DOCUMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FOREIGN, UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OF ADEQUACY OF THIS OFFER DOCUMENT, ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE.

The Tender Agents for the Change of Control Offer are:

THE BANK OF NEW YORK

THE BANK OF NEW YORK (LUXEMBOURG) S.A.

The Date of this Offer Document is December 2, 2005

TABLE OF CONTENTS

Section

Available Information

Summary

Background Of The Change Of Control Offer

Certain Significant Considerations

Terms Of The Change Of Control Offer

Source And Amount Of Funds

No Conditions To Repurchases

Purchase Of Notes; Payment Of Repurchase Price

Procedures For Tendering Notes

Withdrawal Of Tendered Notes

Expiration, Extension, Amendment And Termination

Certain Tax Consequences

The Tender Agents

Fees And Expenses

Miscellaneous

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFER DOCUMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY THE COMPANY OR ANY OF ITS AGENTS.

NONE OF THE COMPANY OR THE TENDER AGENTS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE OFFER. OTHER THAN AS CONTAINED HEREIN, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER HOLDERS SHOULD TENDER NOTES PURSUANT TO THE OFFER.

If you have recently sold or otherwise transferred your entire holding(s) of Notes referred to below, you should immediately forward this document to the Purchaser or Transferee, or to the Stockbroker, Bank or other Agent through whom the sale or transfer was effected, for transmission to the Purchaser or Transferee.

Notes accepted for payment by the Company will be paid for in immediately available funds delivered to The Bank of New York and The Bank of New York (Luxembourg) S.A. (together, the “Tender Agents”). Payment for Notes accepted by the Company will be made on the Change of Control Payment Date, which the Company expects to be on or around January 31, 2006.

Any holder desiring to tender Notes should either (a) request such holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder or (b) otherwise comply with the procedures set forth under “Procedures for Tendering Notes”.  A beneficial owner who has book-entry interests in respect of Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender such Notes so registered.

The tender of Notes held through DTC is eligible for the DTC Automated Tender Offer Program (“ATOP”).  DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the holders.  To effect such a tender, DTC participants should transmit their acceptances to DTC through ATOP and follow the procedure for book-entry transfer set forth in “Procedures for Tendering Notes”.

To tender Notes held through Euroclear and Clearstream, holders should either (a) send a tender instruction according to the procedures established by Euroclear or Clearstream, as applicable, for the Offer or (b) arrange for those Notes to be held through a DTC participant and comply with the procedures specified above for Notes held through DTC.

This Change of Control Offer does not constitute an offer to buy or the solicitation of an offer to sell the Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, “blue sky” or other laws require the Change of Control Offer to be made by a licensed broker or dealer, the Change of Control Offer shall be deemed to be made by the Company to one or more registered brokers or dealers licensed under the law of such jurisdiction.

The Change of Control Offer is not being made in the Republic of Italy. The Change of Control Offer and this Offer Document have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations.  Accordingly, holders of Notes are hereby notified that, to the extent such they are a person resident and/or located in the Republic of Italy, the Change of Control Offer is not available to them and they may not offer to sell the Notes pursuant to the Change of Control Offer and, as such, any instruction to tender received from such persons shall be ineffective and void, and neither this Offer Document nor any other offering material relating to the Change of Control Offer or the Notes may be distributed or made available in the Republic of Italy.

No person has been authorized to give any information with respect to the Change of Control Offer, or to make any representation in connection therewith, other than those contained herein. If made or given, such recommendation or any such information or representation must not be relied on as having been authorized by the Company.

The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes after the Expiration Time, through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise on terms that may or may not differ materially from the terms of the Change of Control Offer.   In addition, pursuant to the terms of the New Senior Credit Facility, the Company is required to redeem all outstanding Notes on or prior to December 31, 2006.  The Company also reserves the right pursuant to the Indentures to effect legal defeasance or covenant defeasance with respect to all outstanding Notes.

AVAILABLE INFORMATION

The Company and the Guarantor file annual reports with, and furnish current reports and other information to, the United States Securities and Exchange Commission (“SEC”).  You may review copies of the materials the Company and the Guarantor file with or furnish to the SEC without charge, and copies of all or any portion of such materials can be obtained at the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, United States of America.  Please call the SEC at +1 800 732 0330 for further information on the public reference room.  The Company also files materials with, and furnishes materials to, the SEC electronically.  The SEC maintains an Internet site that contains these materials.  The address of the SEC’s website is http://www.sec.gov.

v

SUMMARY

The following summary is provided solely for the convenience of the Holders of the Notes. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Change of Control Offer. Holders of the Notes are urged to read this Change of Control Offer in its entirety. Each of the capitalised terms used in this summary and not defined in this summary has the meaning set forth elsewhere in this Change of Control Offer.

The Tender Offer

The Company	ONO Finance PLC, a public limited company duly organized under the laws of England and Wales. The Company is the issuer of the Notes and the person making the Offer.

Background of the Change of Control Offer

This Change of Control Offer is being made pursuant to Section 4.15 of the Indentures. Under the Indentures, upon the occurrence of a Change of Control (as defined therein), each holder of Notes has the right to require the Company to repurchase all or any part (equal to €1,000 or an integral multiple thereof, in the case of Euro Notes, or $1,000 or an integral multiple thereof, in the case of Dollar Notes) of such holder’s Notes pursuant to an offer at a cash Repurchase Price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon up to and including the Change of Control Payment Date. A Change of Control occurred on November 4, 2005, as a result of a change in the composition of the shareholders of Grupo Corporativo ONO, S.A. (“GCO”), the parent of the Company. See “Background of the Change of Control Offer”.

The Change of Control Offer	The Company is offering to purchase for cash, upon the terms and subject to the conditions herein, any and all of its outstanding Notes.

Notes	The following table sets forth information with respect to the Notes which are the subject of the Offer:

Security Description	CUSIP No.	ISIN	Outstanding Aggregate Principal Amount	Repurchase Price
		XS0124459206	€22,985,000
14% Notes due 2011	N/A	XS0129576376	€8,038,000	€1,010.00
		XS0124458737	€127,015,000
14% Notes due 2011	682735 AS 4	US682735AS47	$58,920,000	$1,010.00

Expiration Date

The Change of Control Offer will expire at 5:00 p.m., New York City time, on January 26, 2006 (the “Expiration Date”), unless the Company extends the period of time during which the Change of Control Offer is open, in which event the Expiration Date will be the latest time and date at which the Change of Control Offer, as so extended by the

Company, expires.

Change of Control Payment Date

The Change of Control Payment Date is the date on which the Company will deposit funds with the Tender Agent for payment to tendering holders. Pursuant to applicable U.S. federal securities laws, the Company is required to pay for or return all tendered Notes promptly after the expiration of the Change of Control Offer. The Company currently expects the Change of Control Payment Date to be January 31, 2006.

Accrued Interest

The Holder of each Note validly tendered and accepted for payment will receive interest thereon from and including August 15, 2005 (the date of the most recent payment of semi-annual interest preceding the Settlement Date) up to, but excluding, the Settlement Date, upon the terms and subject to the conditions described herein (the “Accrued Interest”).

Conditions to the Change of Control Offer	The Change of Control Offer is not subject to any conditions.

How to Tender Notes

See “Procedures for Tendering Notes”. For further information contact the Tender Agent at the telephone number and address set forth on the back cover of this document or consult your broker, dealer commercial bank, trust company or custodian for assistance.

Brokerage Commissions

No brokerage commissions are payable by Holders who tender their Notes directly pursuant to the Change of Control Offer. Holders who hold their Notes through a broker, bank or other nominee should check with that institution as to whether it will charge service fees.

Withdrawal Rights

Any holder is entitled to withdraw his or her tender of Notes in the Change of Control Offer if the Tender Agent receives, prior to the close of business on the Expiration Date, a facsimile transmission, electronic communication or letter setting forth the name of the holder, the principal amount of Notes, a statement that the holder is withdrawing and a statement containing a manual or facsimile signature that such holder is withdrawing his or her election to have such principal amount of Notes purchased in the Change of Control Offer. See “Withdrawal of Tendered Notes”.

Certain Tax Consequences	For a summary of certain tax consequences of the Change of Control Offer applicable to holders of Notes, see “Certain Tax Consequences”.

Trustee	The Bank of New York

Tender Agents	The Bank of New York and The Bank of New York (Luxembourg) S.A.

Clearing Systems

Clearstream Banking, société anonyme, Euroclear Bank S.A./N.V., as operator of the Euroclear System (collectively, “Euroclear and Clearstream”) and DTC (“DTC” and, together with Euroclear and Clearstream, the “Clearing Systems”).

BACKGROUND OF THE CHANGE OF CONTROL OFFER

This Change of Control Offer is being made pursuant to Section 4.15 of the Indentures.  Under the Indentures, upon the occurrence of a Change of Control (as defined therein), each holder of Notes has the right to require the Company to repurchase all or any part (equal to €1,000 or an integral multiple thereof, in the case of Euro Notes, or $1,000 or an integral multiple thereof, in the case of Dollar Notes) of such holder’s Notes pursuant to an offer at a cash Repurchase Price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon up to and including the Change of Control Payment Date.

A Change of Control occurred on November 4, 2005, as a result of the acquisition by Cableuropa of Auna Telecomunicaciones, S.A.U. (“Auna”).  In connection with the acquisition of Auna, the composition of the shareholders in the parent company of Cableuropa, GCO, was changed.  This change in the makeup of the shareholders constituted the Change of Control.

CERTAIN SIGNIFICANT CONSIDERATIONS

Each Holder should carefully consider the following, in addition to the other information described elsewhere herein, before deciding whether to participate in the Change of Control Offer.

Possible Future Purchases of Notes Not Tendered in the Change of Control Offer. From time to time in the future, the Company may acquire Notes which are not tendered in response to the Change of Control Offer, if any, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Change of Control Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company may choose to pursue in the future.

IN PARTICULAR, HOLDERS OF NOTES ARE ADVISED THAT, PURSUANT TO THE TERMS OF THE NEW SENIOR CREDIT FACILITY, THE COMPANY IS REQUIRED TO REDEEM ALL OUTSTANDING NOTES ON OR PRIOR TO DECEMBER 31, 2006.  THE TERMS OF THE NOTES PERMIT THEIR OPTIONAL REDEMPTION ON OR AFTER FEBRUARY 15, 2006, AND THE COMPANY PRESENTLY INTENDS TO REDEEM THE NOTES AT THE EARLIEST OPPORTUNITY.  PURSUANT TO THE TERMS OF THE NOTES, THE COMPANY WOULD BE REQUIRED TO REPURCHASE ANY SUCH NOTES AT A REDEMPTION PRICE OF 107% OF THE PRINCIPAL AMOUNT OF NOTES REPURCHASED (PLUS ACCRUED AND UNPAID INTEREST THEREON) IF SUCH REDEMPTION OCCURRED BETWEEN FEBRUARY 15 AND DECEMBER 31, 2006.  THE REDEMPTION PRICE WOULD THEREFORE EXCEED THE REPURCHASE PRICE OFFERED IN CONNECTION WITH THIS CHANGE OF CONTROL OFFER.  WHILE THE COMPANY CURRENTLY INTENDS TO MAKE SUCH REDEMPTION, THERE CAN BE NO ASSURANCE THAT SUCH REDEMPTION WILL BE COMMENCED OR CONSUMMATED.

Effects on the Trading Market for the Notes. The Notes are listed on the Luxembourg Stock Exchange. After the consummation of the Change of Control Offer, the outstanding principal amount of Notes available for trading may be significantly reduced. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable issue of debt securities with a larger float. The reduction in the size of the float that is likely to result from the consummation of the Change of Control Offer may adversely affect both the liquidity and market price of the remaining Notes. The reduction in the float also may tend to make the trading price of Notes more volatile. The extent of the market for the Notes and the availability of over-the-counter price quotations would depend on the number of owners of Notes remaining, the interest in maintaining a market in the Notes on the part of securities firms and other factors.

Role of Trustee. Each holder is responsible for assessing the merits of the Change of Control Offer. The Trustee has not made and the Trustee will not make any assessment of the impact of the Change of Control Offer on the interests of the holders either as a class or as individuals.

TERMS OF THE CHANGE OF CONTROL OFFER

The Company is offering to repurchase for cash any and all of the Notes pursuant to the terms and conditions of this Change of Control Offer.  The Company shall repurchase Notes, properly tendered on or prior to the Expiration Date and not properly withdrawn, for 101% of the principal amount thereof, plus accrued and unpaid interest thereon up to and including the Change of Control Payment Date. Holders electing to tender only a portion of any Notes must tender a principal amount of €1,000 (with respect to Euro Notes) or $1,000 (with respect to Dollar Notes) or integral multiples thereof.

Subject to the terms hereof, Notes properly tendered (and not properly withdrawn) will be accepted for purchase by the Company on the Change of Control Payment Date.  Interest on accepted Notes shall cease to accrue after the Change of Control Payment Date.  Interest on Notes that are not tendered for repurchase will continue to accrue after the Change of Control Payment Date.

The Change of Control Offer is being made pursuant to Section 4.15 of the Indentures, which provides that upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to €1,000 (with respect to Euro Notes) or $1,000 (with respect to Dollar Notes) or an integral multiple thereof) of such holder’s Notes pursuant to an offer to purchase at a cash Repurchase Price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon up to and including the Change of Control Payment Date.

Tendering holders of Notes will not be obligated to pay brokerage fees or commissions on the purchase of Notes pursuant to the Change of Control Offer.  The Company will pay all fees and expenses of the Tender Agents.

The Change of Control Offer will expire at 5:00 pm, New York City time, on the Expiration Date unless and until, pursuant to the applicable provisions of the Indentures, the Company shall have extended the period of time during which the Change of Control Offer is open, in which event the Expiration Date will be the latest time and date at which the Change of Control Offer, as so extended by the Company, expires.  For a description of the Company’s right to extend the period of time during which the Change of Control Offer is open and to delay or amend the Change of Control Offer, see “Expiration, Extension, Amendments or Termination of the Change of Control Offer”.

Any extension or amendment will be followed as promptly as practicable by announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date.  Without limiting the manner in which the Company may choose to make such announcement, the Company will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to Dow Jones News Service and Reuters News Service (or similar business news services), as well as the d’Wort or such other means of announcement as the Company deems appropriate.

The Company currently does not expect to extend the Change of Control Offer.

SOURCE AND AMOUNT OF FUNDS

The Company will fund any payments required in connection with the Change of Control Offer, including the expenses incurred in connection with the Change of Control Offer through payments received from the Guarantor under the Multi-Borrower Credit Facilities with the Guarantor.  The Guarantor will fund any such payments using available cash.

NO CONDITIONS TO REPURCHASES

There are no conditions to the Company’s obligation to repurchase the Notes, other than that such Notes be properly tendered on or before 5:00 pm, New York City time on the Expiration Date, and not withdrawn.  The Company will purchase all Notes that are properly tendered by that date, unless it is unlawful for it to do so.

PURCHASE OF NOTES; PAYMENT OF REPURCHASE PRICE

General

Pursuant to the terms of the Change of Control Offer (including, if the Change of Control Offer is extended or amended, the terms of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will pay for, the Notes validly tendered on or prior to the Expiration Date (and not properly withdrawn in accordance with “Withdrawal of Tenders”) and pay the Repurchase Price on the Change of Control Payment Date.  Subject to applicable law, the Company expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Notes in order to comply with any applicable law or with the terms of the Indentures.

In all cases, payment for Notes purchased pursuant to the Change of Control Offer will be made only after timely receipt by the Tender Agents of an electronic instruction and any other documents required to be delivered to the Tender Agents.  See “Procedures for Tendering Notes” for a description of the procedures for tendering Notes pursuant to the Change of Control Offer.

If any Notes are not properly tendered for any reason, the Notes that are not repurchased will be returned, without expense, to the tendering holder (or, in the case of Notes tendered by book-entry transfer into the account established for the purposes of the Change of Control Offer at the relevant Clearing System, the Notes will be credited to the account maintained at the relevant Clearing System from which the Notes were delivered) as promptly as practicable following the expiration of the Change of Control Offer.  If acceptance pursuant to the Change of Control Offer is delayed, the Company extends the Change of Control Offer or is unable to accept for payment or pay for the Notes tendered pursuant to the Change of Control Offer, then without prejudice to the Company’s rights set forth herein, the Company may instruct the Tender Agent to retain tendered Notes, and such Notes may not be withdrawn except to the extent that the tendering holder is entitled to withdrawal rights as described in “Withdrawal of Tender”. Certificates for all Notes not purchased for any reason will be returned as soon as practicable after the Expiration Date without expense to the tendering holder.

The Company will pay for the tendered Notes by depositing the aggregate Repurchase Price in immediately available funds with the Tender Agents.  The Tender Agents will act as agents for tendering holders for the purpose of receiving payments from the Company and transmitting payments to the tendering holders.  Tenders of Notes will be accepted only in principal amounts of €1,000 (with respect to Euro Notes) or $1,000 (with respect to Dollar

Notes) or integral multiples of that amount.  Payments for the Notes will include accrued interest up to and including, the Change of Control Payment Date.  Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the holders of repurchased Notes or otherwise.

Holders electing to have only a portion of their Notes repurchased will be issued new Notes in a principal amount equal to the principal portion of Notes surrendered that are not tendered pursuant to the Change of Control Offer, provided that only Notes in a principal amount of €1,000 (with respect to Euro Notes) or $1,000 (with respect to Dollar Notes) or integral multiples thereof will be accepted for payment in part.

PROCEDURES FOR TENDERING NOTES

The submission to a Clearing System of a valid electronic acceptance instruction by a holder in accordance with the procedures described below, resulting in the blocking of the Notes in the relevant Clearing System upon receipt, will be deemed to constitute the tender of Notes.  A defective electronic acceptance instruction (which defect is not waived by the Company) will not constitute a valid tender of Notes and will not entitle the holder to payment of the Repurchase Price.

Tender of Notes Held by a Nominee.  Any beneficial owner whose Notes are registered in the name of a Nominee and who wishes to tender Notes should contact the Nominee promptly and instruct the Nominee to tender Notes on the beneficial owner’s behalf.

Tender of Notes Held Through DTC.  DTC’s Automated Tender Offer Program, or ATOP, is the only method of processing the Change of Control Offer through DTC. To accept the Change of Control Offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system.  DTC is obligated to communicate those electronic instructions to the Tender Agents through an agent’s message. To tender outstanding Notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Tender Agents must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the terms of the Change of Control Offer. Any instruction through ATOP is at the holder’s risk and such instruction will be deemed made only when actually received by the Tender Agents.

In order for an acceptance of Notes through ATOP to be valid, an agent’s message must be transmitted to and received by the Tender Agents prior to the Expiration Date.  Delivery of instructions to DTC does not constitute delivery to the Tender Agents.

The term “agent’s message” means a message transmitted by DTC, Euroclear or Clearstream, as the case may be, to and received by the Tender Agents. An agent’s message forms a part of the book-entry confirmation, which states that DTC, Euroclear or Clearstream, as the case may be, has received an express acknowledgement from the participant or account holder, as the case may be, tendering the outstanding Notes, which states that such participant or account holder, as applicable, has received the Offer Document relating to the Change of Control Offer and agrees to be bound by the terms of the Change of Control Offer and that the Company and the Guarantor may enforce such agreement against such participant or account holder, as the case may be.

Tender of Notes Held Through Euroclear and Clearstream.  The tender of Notes by a holder will be deemed to have occurred upon receipt by Euroclear and Clearstream of a valid electronic acceptance instruction in accordance with the requirements of such Clearing System.  The receipt of such electronic acceptance instruction by Euroclear and Clearstream will be acknowledged in accordance with the standard practices of such Clearing System.

Holders must take the appropriate steps to block Notes to be tendered in Euroclear and Clearstream so that no transfers may be effected in relation to such Notes at any time after such date in accordance with the requirements of the relevant Clearing System and the deadlines required by the Relevant Clearing System.

Beneficial owners of Notes that are not direct participants in the Clearing Systems must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in the relevant Clearing System to submit an instruction to such Clearing System in accordance with its requirements.  The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Date if they wish to tender their Notes, and ensure that the Notes in the relevant Clearing System are blocked in accordance with the requirements and deadlines of such Clearing System.

Under no circumstances should any person tender or deliver Notes to the Company, the Guarantor, the Tender Agents or the Trustee at any time.

If the Change of Control Offer is terminated by the Company, upon notice to the Clearing Systems, the tendered Notes will be unblocked in the relevant Clearing System.

No Letter of Transmittal or Consent.  No letter of transmittal or consent need be executed in relation to this Change of Control Offer.  The submission of an electronic acceptance instruction in the manner provided herein shall constitute a tender of Notes.

Tender of Notes in Physical Form.  The Trustee has informed the Company that all holders hold the Notes through Clearing System accounts and there are no Notes in physical form.  If you believe you hold a Note in physical form, please contact the Tender Agents for the appropriate procedures with regard to tendering such Notes.

No Guaranteed Delivery.  There are no guaranteed delivery procedures provided by the Company in connection with this Change of Control Offer.  Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Expiration Date if they wish to tender their Notes.

Backup Federal Income Tax Withholding.  To prevent backup federal income tax withholding, each tendering holder of Notes must provide the Tender Agents with the holder’s correct taxpayer identification number and certify that the holder is not subject to backup federal income tax withholding by completing the applicable Form W-8 or Form W-9.  See “Certain Tax Consequences - Certain U.S. Federal Income Tax Consequences”.

Determination of Validity.  In order for a tender of Notes to be valid, it must be in proper form.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Notes will be determined by the Company in its sole discretion (which determination will be final and binding).  The Company reserves the absolute right to reject any or all tenders of Notes as to which it determines that the required documents are not in proper form or if the acceptance for repayment of the Notes may, in the opinion of the

Company’s counsel, be unlawful.  The Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of its repurchase offer or any defect or irregularity in any tender of Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.  The Company’s interpretation of the terms and conditions of its Change of Control Offer will be final and binding.  None of the Company, the Tender Agents, the Trustee under the Indenture or any other person will be under any duty to give notification of any defects or irregularities in a tender of Notes or will incur any liability for failure to give any such notification.  If the Company waives its right to reject a defective tender of Notes, the tendering holder will be entitled to the applicable payment.

WITHDRAWAL OF TENDERED NOTES

Notes tendered on or prior to the Expiration Date may be validly withdrawn at any time on or prior to the Expiration Date by following the procedures described herein.

 For a withdrawal of Notes to be effective, the Holder must submit an electronic withdrawal instruction in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System in order to unblock the tendered Notes or reverse the book-entry transfer, as applicable. Tendered Notes may not be unblocked and a book-entry transfer may not be reversed by a Holder’s instruction unless such Holder is entitled to withdrawal rights pursuant to the terms of the Change of Control Offer.

If the Company is delayed in its acceptance of, purchase of or payment for, any Notes or is unable to accept for purchase or pay for Notes for any reason, then, without prejudice to the Company’s rights hereunder, tendered Notes may be retained by the Tender Agents on behalf of the Company and may not be withdrawn (subject to Rule 14e-l(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of holders promptly after the termination or withdrawal of a tender offer).

Withdrawals may not be rescinded, and any Notes withdrawn will thereafter be deemed not validly tendered for purposes of the Change of Control Offer.  However, properly withdrawn Notes may be re-tendered by following the procedure described in “Procedures For Tendering Notes” above at any time on or prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.  None of the Company, the Tender Agents or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liabilities for failure to give any such notification.

EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION

The Change of Control Offer will expire on January 26, 2006 (the Expiration Date).  The Company does not currently expect to extend that time.  However, subject to the applicable provisions of the Indentures, the Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Change of Control Offer is open.  The Company further reserves the right, in its sole discretion, to amend the Change of Control Offer in any respect.  Any amendment of the Change of Control Offer will apply to all Notes tendered pursuant to the Change of Control Offer and not withdrawn, regardless of when or in what order such Notes are tendered.

Any extension, waiver, delay, or amendment of this Offer will be followed by a public announcement issued not later than 9:00 a.m., New York City time on the next business day after the previously scheduled Expiration Date.  Unless otherwise required by law, the Company will not have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service and Reuters News Service (or similar business news services), as well as the d’Wort or such other means of announcement as the Company deems appropriate.

CERTAIN TAX CONSEQUENCES

United Kingdom Taxation

The following is a general description of certain United Kingdom tax consequences of the redemption of the Notes following an acceptance of the Change of Control Offer pursuant to the terms of this Statement.  It is not, and does not purport to constitute, tax or legal advice, or to be a comprehensive analysis of all potential United Kingdom tax consequences which may arise in connection with the acceptance of the Change of Control Offer or the redemption pursuant to such an acceptance.  The comments below are based on current tax law, which may change at any time, possibly with retrospective effect.  The comments relate only to the position of persons who are resident or ordinarily resident in the United Kingdom for tax purposes, who hold the Notes as absolute beneficial owners and, in the case of an individual Holder, as a capital investment.  The comments may not apply to certain classes of persons, such as dealers in securities, persons connected with the Company, insurance companies, collective investment schemes and persons holding their Notes through personal equity plans or individual savings accounts to whom special rules may apply.  It is assumed for these purposes that the Notes are listed on the Luxembourg Stock Exchange at the time of redemption.

The following is a general guide and should be treated with appropriate caution.  Holders should consult their professional advisers regarding potential tax liabilities in relation to this Change of Control Offer.

Withholding tax.  Amounts payable on redemption of the Notes in consequence of acceptance of this Change of Control Offer may be paid without withholding or deduction for, or on account of, United Kingdom income tax.

Direct United Kingdom taxation - United Kingdom corporation tax payers.  In general, Holders within the charge to United Kingdom corporation tax will be charged to tax, as income, on all profits and gains arising from the Notes whether income or capital in nature (generally including, where appropriate, foreign exchange gains or losses) broadly by reference to their statutory accounting treatment in accordance with the loan relationship rules in Finance Act 1996.

Direct United Kingdom taxation - other United Kingdom tax payers.  In the hands of an individual Holder, the treatment of a payment received on redemption of the Notes in consequence of acceptance of this Change of Control Offer will depend on whether the Notes are classified as “deeply discounted securities” for UK tax purposes.  Each Holder should seek their own professional advice on this matter and, also, as to the tax consequences which would arise in their particular circumstances from the redemption of the Notes.

Stamp duty and stamp duty reserve tax.  No United Kingdom stamp duty or stamp duty reserve tax should be payable by a Holder on the redemption of the Notes as a consequence of acceptance of the Change of Control Offer.

Certain Federal U.S. Income Tax Consequences

THE DISCUSSION IN THIS OFFER DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PERSON, FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL TAX PENALTIES, AND WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE OFFERING.  EACH OFFEREE SHOULD SEEK ADVICE BASED ON SUCH PERSON’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of the material U.S. federal income tax consequences of the Change of Control Offer to holders of the Notes. The summary does not discuss the tax consequences of the continued ownership of the Notes. For these tax consequences, holders should consult the “United States Taxation” section of the Offering Memorandum detailing the issuance of the Notes.

U.S. holders of the Notes who elect to tender their Notes and receive the cash payment pursuant to the Change of Control Offer will recognize gain or loss equal to the difference between (i) the amount of cash received (other than amounts attributable to accrued interest, which will be treated as ordinary income when received, or amounts attributable to market discount, which will be treated as ordinary income to the extent the amounts received do not exceed the accrued market discount) and (ii) the U.S. holder’s adjusted tax basis in the Notes tendered. This adjusted tax basis is the price paid for the Notes, increased by any market discount and decreased by any bond premium, if any, that the U.S. holder elected to accrue for periods prior to the tender. This gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for the Notes is more than one year.

Non-U.S. holders of Notes, subject to the discussion of backup withholding, will not be subject to United States federal income tax on amounts received pursuant to the Change of Control Offer unless (a) the holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions exist or (b) the amounts received are effectively connected with the conduct of a trade or business in the United States.

Payments pursuant to the Change of Control Offer payable to a U.S. holder by a U.S. paying agent or other U.S. intermediary may be subject to information reporting requirements unless the U.S. holder establishes that it is exempt from the information reporting rules.  If the U.S. holder does not so establish an exemption, backup withholding may apply to these payments if the U.S. holder fails to provide an accurate taxpayer identification number and otherwise comply with the backup withholding requirements.

Payments pursuant to the Change of Control Offer payable to a non-U.S. holder will not be subject to information reporting or backup withholding provided the non-U.S. holder properly certifies it is not a U.S. person, generally on Internal Revenue Service Form W-8BEN.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TENDER AGENTS

The Bank of New York and The Bank of New York (Luxembourg) S.A. have been appointed as the Tender Agents for the Offer. Tenders and all correspondence in connection with the Offer should be sent or delivered by each holder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the Tender Agents at one of the addresses or the telephone number set forth on the back cover page of this Change of Control Offer. Any holder or beneficial owner that has questions concerning tender procedures or whose Notes have been mutilated, lost, stolen or destroyed should contact the Tender Agents at one of the addresses or the telephone number set forth on the back cover of this Change of Control Offer.

FEES AND EXPENSES

The Company will pay the Tender Agents certain amounts, including reimbursement for reasonable out-of-pocket expenses. The Company will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Change of Control Offer and related documents to the beneficial owners of Notes.

MISCELLANEOUS

No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Change of Control Offer and, if given or made, such information or representation must not be relied upon as having been authorized.

The Tender Agents make no recommendation as to whether or not holders should tender their Notes.  In accordance with normal practice, the Trustee expresses no opinion on the merits of the Change of Control Offer, but has authorized it to be stated that, on the basis of the information set out in this Offer Document, it has no objection to the Offer Document being submitted to the holders of the Notes for their consideration.

Any questions regarding the terms of the Change of Control Offer may be directed to the Tender Agents.

Any questions or requests for assistance or additional copies of this Change of Control Offer may be directed to the Tender Agents at one of the telephone numbers and addresses listed below. You may also contact your broker, dealer, commercial bank or trust company nominee for assistance concerning the Change of Control Offer.

The Tender Agent for the Offer is:

The Bank of New York

One Canada Square
London E14 5AL
United Kingdom
Contact: Emma Wilkes
Tel No. +44 20 7964 7662
Fax: +44 20 7964 6399

The Luxembourg Tender Agent for the Offer is:

The Bank of New York (Luxembourg) S.A.

Aérogolf Centre, 1A
Hoehenhof
L-1736 Senningerberg
Grand Duchy of Luxembourg
Contact: Daniel Wynne
Tel No. +44 20 7964 7662
Fax: +44 20 7964 6399

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cableuropa, S.A.U.

Date: December 2, 2005

By: /s/ Jonathan Cumming
Jonathan Cumming
Chief Financial Officer